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                              June 15, 2022

       Danny Yeung
       Chief Executive Officer
       Prenetics Global Limited
       Unit 701-706, K11 Atelier King   s Road 728 King   s Road, Quarry Bay
       Hong Kong

                                                        Re: Prenetics Global
Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed June 10, 2022
                                                            File No. 333-265284

       Dear Mr. Yeung:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1

       Frequently Used Terms, page viii

   1. Please revise the definition of "China" and "PRC" to include Hong Kong and Macau.
       Risk Factors
       You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts..., page 57

   2. Please revise the disclosure in this risk factor to include where your executive officers and directors are located.
To the extent these individuals are located in China (including Hong
                                                        Kong and Macau), please
address the difficulty of bringing actions against individuals located in China and
enforcing judgments against them. In addition, to the extent any of your officers or
directors are located in China, please include Summary Risk Factor
 Danny Yeung
Prenetics Global Limited
June 15, 2022
Page 2
      disclosure indicating that it may be difficult to enforce any judgments obtained from
      foreign courts against the company or the company   s officers and
directors in China.
       Please contact Alan Campbell at 202-551-4224 or Laura Crotty at 202-551-7614 with any questions.



                                                           Sincerely,
FirstName LastNameDanny Yeung
                                                           Division of
Corporation Finance
Comapany NamePrenetics Global Limited
                                                           Office of Life
Sciences
June 15, 2022 Page 2
cc:       Jonathan B. Stone, Esq.
FirstName LastName